FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 14, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods on June 8, 2005 (Minutes dated June 10, 2005).

On the first agenda item: Concerning changes to the Management Board of WBD Foods:

Be it resolved, on the recommendation of the Chairman of the Management Board of WBD Foods, S. A. Plastinin, that the following changes be made to the Management Board of WBD Foods:

1.1.       The Management Board of WBD Foods consists of 7 (seven) persons.

1.2.       The powers of WBD Foods Management Board member Alexander Evgenievich Malyutin are terminated, with thanks for his conscientious work.

1.3.       The following persons are appointed members of the Management Board of WBD Foods for a term of three years:

•                  Anisimov, Dmitry Alexandrovich;

•                  Eliseeva, Vera Vladimirovna;

•                  Krainov, Gennady Konstantinovich;

•                  Kuzmin, Oleg Egorovich.

1.4.       The final composition of the Management Board of WBD Foods, subject to the foregoing appointments, is as follows:

Chairman of the Management Board

•                  Plastinin, Sergei Arkadievich,

Members of the Management Board:

•                  Anisimov, Dmitry Alexandrovich;

•                  Eliseeva, Vera Vladimirovna;

•                  Kagan, Marina Gennadievna;

•                  Krainov, Gennady Konstantinovich;

•                  Kuzmin, Oleg Egorovich;

•                  Yadegardjam Djamshid.

Interests in the Company’s charter capital held by members of the management board, and proportion of the Company’s common shares held by members of the management board: S. A. Plastinin holds 40,94,096 registered common shares (9.30% of charter capital); the other members of the management board do not hold interests in the Company’s charter capital.

Interests in the charter capital of the Company’s subsidiaries and dependent companies held by members of the management board, and proportion of the common shares of the Company’s subsidiaries and/or dependent companies held by members of the management board: S. A. Plastinin holds 102 registered common shares of Lianozovo Dairy OJSC (0.049% of charter capital); the other members of the management board do not hold interests in the charter capital of the Company’s subsidiaries and dependent companies.

Proportion of the common shares of the Company and/or its subsidiaries and dependent companies that may be acquired by members of the management board as a result of the exercise of options granted to them by the Company and/or its subsidiaries and dependent companies: 0%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods

Date:	June 14, 2005